WINTRUST FINANCIAL CORPORATION
9700 W. Higgins Road, Suite 800
Rosemont, Illinois 60018

June 13, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: John Stickel

Re:	Wintrust Financial Corporation Registration Statement on Form S-4 File No. 333-279835

Request for Acceleration of Effective Date

Dear Mr. Stickel:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Wintrust Financial Corporation, an Illinois corporation (the “Registrant”), hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause acceleration of effectiveness of the Registrant’s Registration Statement on Form S-4 (File No. 333-279835), as amended, to 4:00 p.m. Eastern Time on Monday, June 17, 2024 or as soon as practicable thereafter.

The Registrant hereby authorizes Pran Jha of Sidley Austin LLP to orally modify or withdraw this request for acceleration.

Please contact Pran Jha of Sidley Austin LLP at (312) 853-4161 or pjha@sidley.com when this request for acceleration has been granted and with any questions or concerns regarding this matter.

[Remainder of page intentionally left blank]

Very truly yours,

WINTRUST FINANCIAL CORPORATION

By:	/s/ Kathleen M. Boege
Name:	Kathleen M. Boege
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Pran Jha, Sidley Austin LLP

Charlie Goode, Warner Norcross + Judd LLP